Vancouver, July 7, 2004 - Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) (“Bema”) and Arizona Star Resource Corp. (TSX-V: AZS) (“Arizona Star”) announce that, pursuant to the terms of the Cia Minera Casale (“CMC”) Shareholders’ Agreement, they received a certificate from Placer Dome Inc. (TSX / NYSE: PDG) (“Placer”) on June 30, 2004 regarding the financeability of the Cerro Casale project. The certificate (“Certificate A”) states that Placer Dome has determined that the Cerro Casale project is still not financeable under the terms of the Shareholders’ Agreement.

Bema and Arizona Star question the foundation for the issuance of Certificate A and have given Placer notice of default under the Shareholders’ Agreement for, among other things, failure to use reasonable efforts to ascertain the financeability of the Cerro Casale project.

Independently of Certificate A, Placer has informed Bema and Arizona Star that at least one major international mining bank, as well as Placer’s financial consultants on the project, have indicated that the Cerro Casale project is financeable in the current gold and copper price environment, with hedging by CMC. Placer claims that Cerro Casale is not financeable under the Shareholders’ Agreement because, while the Shareholders’ Agreement requires CMC to hedge, as required by the banks, it does not require the parent companies, Placer, Bema or Arizona Star, to guarantee their portions of the CMC hedges. Placer claims the project cannot be financed without parent hedging guarantees. Bema and Arizona Star believe that Placer has not used reasonable efforts to ascertain whether project financing could be arranged for Cerro Casale without parent hedging guarantees, and maintain that it may be possible to arrange a hedging structure that does not require parent guarantees.

The intent of the Shareholders' Agreement between the companies entered into in December 1997, and amended in 2003, is that if the Cerro Casale project capital cost is 50% bank financeable, with a Placer Dome construction guarantee, Placer Dome would arrange the first $1.3 billion of financing and build the mine, or return its 51% interest to Bema and Arizona Star.

Despite numerous and frequent promises to do so, Placer has failed to deliver to Bema and Arizona Star or their representative on the CMC financing committee a report received by Placer in April 2004, from a major international mining bank regarding the financeability of Cerro Casale. Additionally Placer had made numerous promises to Bema and Arizona Star to approach banks for financing terms for the Cerro Casale Project and has not done so. Subsequently Placer has informed Bema and Arizona Star that it will not approach banks for financing terms until Bema and Arizona Star agree certain changes to the Shareholders Agreement for the benefit of Placer.

In the past, Bema and Arizona Star have, in good faith, made certain modifications to the Shareholders’ Agreement to Placer’s benefit. Bema and Arizona Star are prepared to consider minor modifications to the Agreement, primarily regarding cash flow distribution, for Placer’s benefit, in return for: Placer’s agreement to guarantee its portion of hedging if required; Placer issuing Certificate B stating that the project is financeable and; Placer proceeding with arranging financing as per the Agreement.

If Placer Dome fails to remedy its defaults within 30 days, as specified in the Shareholders’ Agreement, Bema and Arizona Star intend to pursue arbitration with a view to reclaiming the 51% interest in the Cerro Casale project currently held by Placer Dome.

The Cerro Casale deposit is one of the world’s largest undeveloped gold and copper projects. A feasibility study completed by Placer Dome Technical Services Limited in January 2000 and updated in March, 2004 outlined estimated measured and indicated mineral resources of approximately 25.4 million ounces of gold and 6.4 billion pounds of copper. Based on the updated feasibility study’s capital and operating cost estimates as of March 2004 and the Chilean tax regime of that date, and assuming a gold price of $400 per ounce and a copper price of $1.10 per pound, the project is projected to produce approximately 975,000 ounces of gold annually at cash operating costs of $71 per ounce (net of copper credits) and total costs of $186 per ounce (net of copper credits) for 18 years. Project economics, using the same metal prices, show a Net Present Value (5% discount) of $1.14 billion. The total projected capital cost from the updated study is estimate at $1.65 billion.

All dollar figures are in United States dollars.

For further information please contact:

Bema Gold and Arizona Star

Ian MacLean, Manager, Investor Relations

604-681-8371, investor@bemagold.com

Derek Iwanaka, Investor Relations

604-681-8371, investor@bemagold.com

Further information on the companies can be obtained at www.arizonastar.com or www.bema.com.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as "believes", "expects", "intends", "estimates", "may", "could", "would", "will", or "plan". Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could difer materially from those currently anticipated in such statements. Readers should not place undue reliance on the Company’s forward-looking statements. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.